UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0000-51202

CUSIP NUMBER 21850P.200

(Check One) [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR

For the Period Ended December 31, 2008

     [ ] Transition Report on Form 10-K

     [ ] Transition Report on Form 20-F

     [ ] Transition Report on Form 11-K

     [ ] Transition Report on Form 10-Q

     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	CORDIA CORPORATION
Former Name if Applicable:	N/A
Address of Principal Executive Office:	13275 West Colonial Drive, Winter Garden, Florida 34787

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be

[X]

filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Cordia Corporation’s (“Cordia”) independent registered public accounting firm Parente Randolph, LLC has not completed its audit of Cordia’s 2008 year end results.  It is Cordia’s intention to file its Form 10-K within fifteen (15) days of this filing, however there can be no assurance that the auditors will complete their audit within this period or that other issues may not arise that could delay the completion of the audit.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Gandolfo Verra, Chief Financial Officer     914-948-5550

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

If the answer is no, identify report(s).            [X] Yes  [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    [X] Yes  [  ] No

The following is an explanation of Cordia’s unaudited anticipated changes:

1.

Cordia’s operating revenues for the year ended December 31, 2008, increased by approximately $29,790,000 or approximately 68.7%, to approximately $73,159,000 as compared to approximately $43,369,000 reported for the year ended December 31, 2007.   Approximately $24,168,000 of this increase was attributable to our prepaid service offerings, which were launched during 2008.

2.

Cordia’s gross profit increased approximately $2,288,000 from the prior year due to a revenue increase of 68.7% offset, in part, by a decrease in gross profit margin.  Gross profit margin decreased to 27.83% in 2008 from 41.67% in 2007.  The decrease in gross profit margin percentage was due to the increase of cost of revenues associated with our prepaid services which typically has a lower gross profit then our wireline and VOIP divisions.

3.

Cordia’s consolidated operating expenses increased by approximately $2,215,000 or 10%, to approximately $23,533,000 for fiscal 2008, as compared to approximately $21,318,000 during fiscal 2007.  Approximately $1,100,000 was related to prepaid services and approximately $513,000 was related to an increase in our provision for bad debts.

4.

Cordia’s other income and expenses increased approximately $2,345,000 to $2,902,000 during 2008.  Included in this amount is a loss provision of $1,360,000 for potential penalties and interest on fees and taxes owed to various governmental agencies.  In addition, Cordia’s factoring fees and interest expense increased by approximately $496,000 and $201,000, respectively, over the prior year.

Cordia Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2009	By:	/s/Kevin Griffo
Kevin Griffo
Chief Executive Officer